Exhibit 99.5

Video Transcript—Rigetti Computing—Powering the Quantum Future

Final Script

[Narrator]

At Rigetti, our mission is simple: build quantum computers that have the power to change the world. Machines that can help tackle climate change, accelerate the development of cures for previously untreatable diseases, and reduce financial risks to enhance global prosperity for everyone. Problems that would take even the most advanced classical computers decades to solve could one day be solved in seconds.

How? Instead of being restrained by bits and bytes, our quantum computers harness quantum mechanics, the same rules that govern the building blocks of nature, to exponentially reduce the time and energy needed for high-impact computing.

Sound too good to be true? It used to be. But in 2013, visionary founder Chad Rigetti developed an approach that could accelerate the creation of practical quantum computers and their application to solve real-world problems. He launched the world’s first company focused exclusively on gate-model quantum computing, and Rigetti Computing was born.

Since then, Rigetti’s world-class scientists and engineers have pioneered many of the technologies needed to make practical quantum computing a reality: building the world’s first captive quantum chip foundry, inventing the hybrid quantum-classical infrastructure to run real-world applications, launching a publicly available Quantum Cloud Services platform, and demonstrating the first chemically accurate simulation on a cloud quantum computer.

We’ve been on the leading edge from the beginning, and now, after eight years of focused innovation, Rigetti is launching the world’s first multi-chip quantum processor. This proprietary technology solves key scaling challenges and is poised to deliver a quantum advantage over today’s high performance computers. Industry leaders and governments around the world have recognized Rigetti’s leadership and the significant potential of quantum computing. They’re choosing to deeply partner with Rigetti to develop better, faster, and more cost-effective solutions to the most important computational challenges. Today we’re on the brink of positive transformational change that only quantum computing can bring. The future is here. And it’s powered by Rigetti.